UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

hereUare, Inc.
 (Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

427177 10 0
(CUSIP Number)

Adel M. Ali
7757 Hansom Drive
Oakland, California 94605
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Adel M. Ali

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)     OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:    U.S.A.

7. Sole Voting Power:    3,260,000 shares

8. Shared Voting Power:    0

9. Sole Dispositive Power:    3,260,000 shares

10. Shared Dispositive Power:    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:    3,260,000 shares

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11):    9.69% (1)

(1) Based on 33,639,249 outstanding shares of the common stock of Issuer, as of September 22, 2006, closing of the acquisition by Issuer of hereUare Communications, Inc. of whom Reporting Person was a shareholder. Details of the acquisition are available on the Issuer's Current Report on Form 8-K dated September 22, 2006, as filed with the SEC on September 28, 2006, as amended by Form 8-K/A filed on December 8, 2006.

14. Type of Reporting Person (See Instructions):    IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.0001 (the "Common Stock"), of hereUare, Inc., a Delaware corporation (the "Issuer"), formerly known as PeopleNet International Corporation. The principal executive office of the Issuer is located at 5201 Great America Parkway, Suite 446, Santa Clara, California 95054, USA.

Item 2. Identity and Background

(a) The person filing this Schedule 13D is Adel M. Ali, a natural person and herein referred to as the ("Reporting Person").

(b) Reporting Person's residence address is 7757 Hansom Drive, Oakland, California 94605.

(c) Reporting Person's principal business occupation is Vice President at East Bay Glass whose principal office is located at 295 Sixth Avenue, Oakland, California 94606.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) Reporting Person is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person owned 110,000 shares of Issuer common stock prior to September 22, 2006 and 3,150,000 shares of common stock of hereUare Communications, Inc., a privately held company ("hUaCI"). As a result of Issuer acquiring hUaCI via reverse triangular merger in a 1 for 1 stock exchange on September 22, 2006, the Reporting Person ended up owning 3,260,000 shares of common stock of Issuer.

Item 4. Purpose of Transaction

The purpose of the transaction in which the Reporting Person acquired his stock in the Issuer was the acquisition of hUaCI by the Issuer in a reverse triangular merger. Reporting Person owned approximately 20% of the outstanding shares of hUaCI, a corporation controlled by Benedict Van, the CEO and largest stockholder of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) Number of Shares:        3,260,000
     Percentage of Shares:    9.69% (1)

(1) Based on 33,639,249 outstanding shares of the common stock of Issuer, as of September 22, 2006, closing of the acquisition by Issuer of hereUare Communications, Inc. of whom Reporting Person was a shareholder. Details of the acquisition are available on the Issuer's Current Report on Form 8-K dated September 22, 2006, as filed with the SEC on September 28, 2006, as amended by Form 8-K/A filed on December 8, 2006.

(b) Sole power to vote or direct the vote:       3,260,000
     Shared power to vote or direct the vote:    0
     Sole power to dispose or direct the disposition:       3,260,000
     Shared power to dispose or direct the disposition:   0

(c) Other than the transaction described in this Schedule 13D, the Reporting Person has not engaged in any transactions with respect to the Issuer's securities during the last sixty days.

(d) Not applicable.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 4th day of April, 2007

ADEL M. ALI

By: /s/ Adel M. Ali
        Adel M. Ali